UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 23, 2016

Northern Tier Energy LP

(Exact name of registrant as specified in its charter)

Delaware	001-35612	80-0763623
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation or organization)	File Number)	Identification No.)

1250 W. Washington Street, Suite 300
Tempe, Arizona	85281
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (602) 302-5450

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 8.01	Other Events.

On May 23, 2016, Northern Tier Energy LP (“NTI”) issued a press release announcing that Western Refining, Inc.’s (“WNR”) Registration Statement on Form S-4 has been declared effective by the Securities and Exchange Commission (“SEC”) and that NTI has filed a definitive proxy statement with the SEC for the special meeting of its common unitholders to vote on the previously announced proposed merger of NTI and a subsidiary of WNR, and related matters pursuant to the Agreement and Plan of Merger dated as of December 21, 2015, by and among NTI, WNR and various of their respective affiliates.

The press release also announced that NTI expects to commence mailing its proxy materials and merger consideration election forms on May 23, 2016, to NTI common unitholders of record at the close of business on May 19, 2016. The deadline for NTI common unitholders to submit their proxy by telephone or electronically via the internet is 11:59 p.m., Eastern Time, on June 22, 2016. If delivered by mail, the proxy must be received by 11:59 p.m., Eastern Time, on June 22, 2016. NTI common unitholder elections must be received by American Stock Transfer & Trust Company, LLC not later than 5:00 p.m., New York City time, on June 21, 2016. However, NTI common unitholders who hold their common units through a bank, broker or other nominee may be subject to an earlier deadline and should carefully read the instructions from their bank, broker or nominee. Any NTI common unitholder who becomes an NTI common unitholder after May 19, 2016, or who did not otherwise receive a form of election, should contact American Stock Transfer & Trust Company, LLC, toll-free at (877) 248-6417 or their bank, broker, nominee, trust company or other fiduciary to obtain a form of election.

The press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K and incorporated by reference herein.

Information about the Proposed Merger and Where to Find It

This Current Report on Form 8-K may be deemed to be solicitation material in respect of the proposed merger of NTI and a subsidiary of WNR. In connection with the proposed merger, WNR filed with the SEC a Registration Statement on Form S-4 that includes a proxy statement of NTI that also constitutes a prospectus of WNR. The Registration Statement was declared effective by the SEC on May 23, 2016. NTI expects to commence mailing to its security holders a definitive proxy statement/prospectus on or about May 23, 2016. WNR and NTI also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about WNR and NTI once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by WNR will be available free of charge on WNR’s website at www.wnr.com under the “Investor Relations” section or by contacting WNR’s Investor Relations Department at (602) 286-1530. Copies of the documents filed with the SEC by NTI will be available free of charge on NTI’s website at www.northerntier.com under the “Investors” section or by contacting NTI’s Investor Relations Department at (602) 302-5450.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in Solicitation Relating to the Merger

NTI, WNR and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the common unitholders of NTI in connection with the proposed merger. Information about the directors and executive officers of the general partner of NTI is set forth in the 2015 Annual Report on Form 10-K for NTI, which was filed with the SEC on February 26, 2016. Information about the directors and executive officers of WNR is set forth in the Proxy Statement on Schedule 14A for WNR’s 2016 annual meeting of shareholders, which was filed with the SEC on April 22, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/ prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking” statements. Forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. These forward-looking statements include statements about, among other things, record and meeting dates, the mailing of the proxy statement/prospectus and the election forms, the Agreement and Plan of Merger and proposed transactions relating thereto. NTI cannot, and does not, give any assurance that expectations about future events will prove to be correct. Forward-looking statements are subject to a variety of risks, uncertainties and assumptions. These risks and uncertainties include the risks that the proposed transaction may not be consummated. These and other risks and uncertainties are discussed in more detail in filings made by WNR and NTI with the SEC, which are available to the public. All forward-looking statements are only as of the date made and NTI does not undertake (and expressly disclaims) any obligation to update publicly or to revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 9.01	Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description

99.1	Press Release of Northern Tier Energy LP, dated May 23, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Northern Tier Energy LP

	By:	Northern Tier Energy GP LLC,
its general partner

Date: May 23, 2016	By:	/s/ Karen B. Davis
Karen B. Davis
Executive Vice President and Chief Financial
Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release of Northern Tier Energy LP, dated May 23, 2016.